# Profit and Loss

## Aurora Market I

### January - March, 2025

| Distribution account | Total |
|---|---|
| Income | |
| Sales of Product Income | 69,500.26 |
| **Total for Income** | **$69,500.26** |
| Cost of Goods Sold | |
| Business Supplies | 2,856.25 |
| Cost of Goods Sold | 19,837.60 |
| Merchant Fees | 702.80 |
| **Total for Cost of Goods Sold** | **$23,396.65** |
| **Gross Profit** | **$46,103.61** |
| Expenses | |
| Advertising | 160.00 |
| Auto | 132.55 |
| Bank Charges | -187.96 |
| Business Licences | 2,699.00 |
| Loan | 9,335.65 |
| Insurance | 1,682.51 |
| Interest Expense | 2,192.66 |
| Legal & Professional Fees | 475.24 |
| Office Expenses | 0.00 |
| Software & App | 121.77 |
| **Total for Office Expenses** | **$121.77** |
| Payroll Taxes | 407.69 |
| Promotional | 196.00 |
| Repair & Maintenance | 658.17 |
| Taxes - IRS | 1,389.67 |
| Travel | 25.00 |
| Utilities | 0.00 |
| Electric | 1,110.46 |
| Gas | 96.00 |
| Internet and Phone | 556.40 |
| Waste Management | 728.98 |
| Water | 906.21 |
| **Total for Utilities** | **$3,398.05** |
| Wages | 8,598.63 |
| **Total for Expenses** | **$31,284.63** |
| **Net Operating Income** | **$14,818.98** |
| Other Income | |
| Other Expenses | |

| | |
|---|---|
| **Net Other Income** | 0.00 |
| **Net Income** | $14,818.98 |
| | |
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| Cash Basis Thursday, May 22, 2025 02:42 PM GMTZ | |

# Balance Sheet

## Aurora Market I

### January - March, 2025

| Distribution account | Total |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| MT - Aurora Market (7601) | 16,735.15 |
| **Total for Bank Accounts** | **$16,735.15** |
| Accounts Receivable | |
| Other Current Assets | |
| Inventory Asset | 9,205.15 |
| **Total for Other Current Assets** | **$9,205.15** |
| **Total for Current Assets** | **$25,940.30** |
| Fixed Assets | |
| Aurora I Business Assets/Improvements | 69,511.69 |
| **Total for Fixed Assets** | **$69,511.69** |
| Other Assets | |
| **Total for Assets** | **$95,451.99** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Credit Cards | |
| M&T Crdit Card 6310 | 5,482.00 |
| **Total for Credit Cards** | **$5,482.00** |
| Other Current Liabilities | |
| **Total for Current Liabilities** | **$5,482.00** |
| Long-term Liabilities | |
| M&T Aurora Market Loan | 9,335.65 |
| **Total for Long-term Liabilities** | **$9,335.65** |
| **Total for Liabilities** | **$14,817.65** |
| Equity | |
| Retained Earnings | 5,000.00 |
| Net Income | 14,818.98 |
| **Total for Equity** | **$19,818.98** |
| **Total for Liabilities and Equity** | **$34,636.63** |

Cash Basis Monday, May 26, 2025 06:38 PM GMTZ

| Aurora Market I | | |
|---|---|---|
| Statement of Cash Flows | | |
| January - March  2025 | | |
| | | |
| | | Total |
| OPERATING ACTIVITIES | | |
| Net Income | | 14,818.98 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| M&T Crdit Card 6310 | | 5,482.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Net cash provided by operating activities | $ | 20,300.98 |
| INVESTING ACTIVITY | | |
| Capital Expenditures (Equipment/Improvements) | | -12,901.48 |
| Net cash used in investing activities | | -12,901.48 |
| FINANCING ACTIVITIES | | |
| M&T Aurora Market Loan | | 9,335.65 |
| Opening Balance Equity | | |
| Net cash provided by financing activities | $ | 9,335.65 |
| Net cash increase for period | $ | 16,735.15 |
| Cash at beginning of period | | |
| Cash at end of period | $ | 16,735.15 |
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| Tuesday, May 27, 2025 07:50:23 AM GMT-7 | | |